EX-Filing Fees

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

AMG Pantheon Master Fund, LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$265,685,951.25(1)	0.01531%	$40,676.52(2)

Fees Previously Paid	$0.00		$0.00

Total Transaction Valuation	$265,685,951.25(1)

Total Fees Due for Filing			$40,676.52

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$40,676.52

(1)	Calculated as the aggregate maximum purchase price for units of beneficial interest, based upon the estimated net asset value per unit as of April 30, 2025.
(2)	Calculated at $153.10 per $1,000,000.00 of the Transaction Valuation.